UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 20)
 __________________________________________
CREATIVE MEDIA & COMMUNITY TRUST CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

125525584
(CUSIP Number)

David Thompson c/o CIM Group LLC
4700 Wilshire Boulevard
Los Angeles, California 90010
Telephone: (323) 860 - 4900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2023
(Date of Event Which Requires Filing of this Statement)
__________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125525584

1.	Names of Reporting Persons Richard Ressler
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 122,628
		8.	Shared Voting Power 9,971,322 (1)
		9.	Sole Dispositive Power 122,628
		10.	Shared Dispositive Power 9,971,322 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,093,950 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.4%
14.	Type of Reporting Person (See Instructions) IN

(1) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 20 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525584

1.	Names of Reporting Persons Avraham Shemesh
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power 10,016,742 (2)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 10,016,742 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,016,742 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.1%
14.	Type of Reporting Person (See Instructions) IN

(2) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 20 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525584

1.	Names of Reporting Persons Shaul Kuba
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power 10,016,742 (3)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 10,016,742 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,016,742 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.1%
14.	Type of Reporting Person (See Instructions) IN

(3) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 20 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525584

1.	Names of Reporting Persons CIM Urban Sponsor, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 473,033
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 473,033
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 473,033
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 125525584

1.	Names of Reporting Persons CIM Real Assets & Credit Fund
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 388,344
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 388,344
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 388,344
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7%
14.	Type of Reporting Person (See Instructions) IV

CUSIP No. 125525105

1.	Names of Reporting Persons CIM CMCT MLP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 9,109,945
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 9,109,945
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,109,945
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 40.1%
14.	Type of Reporting Person (See Instructions) OO

Reference is made to the initial statement on Schedule 13D (the “Initial Statement”) filed with the Securities and Exchange Commission (the “SEC”) on March 11, 2014 by Urban Partners II, LLC, a Delaware limited liability company (“Urban II”), Richard Ressler, Avraham Shemesh, Shaul Kuba and CIM Service Provider, LLC, a Delaware limited liability company, and relates to the common stock, par value $0.001 per share (the “Common Shares”) of Creative Media & Community Trust Corporation, a Maryland real estate investment trust (the “Issuer”), as further amended by Amendment No. 1 dated September 19, 2016 (“Amendment No. 1”), Amendment No. 2 dated June 14, 2017 (“Amendment No. 2”), Amendment No. 3 dated December 20, 2017 (“Amendment No. 3”), Amendment No. 4, dated March 19, 2019 (“Amendment No. 4”), Amendment No. 5, dated August 13, 2019 (“Amendment No. 5”), Amendment No. 6, dated August 16, 2019 (“Amendment No. 6”), Amendment No. 7, dated August 27, 2019 (“Amendment No. 7”), Amendment No. 8, dated September 19, 2019 (“Amendment No. 8”), Amendment No. 9, dated October 16, 2019 (“Amendment No. 9”), Amendment No. 10, dated November 13, 2019 (“Amendment No. 10”), Amendment No. 11, dated April 10, 2020 (“Amendment No. 11”), Amendment No. 12, dated June 1, 2021 (“Amendment No. 12”), Amendment No. 13, dated June 22, 2021 (“Amendment No. 13”), Amendment No. 14, dated June 29, 2021 (“Amendment No. 14”), Amendment No. 15, dated September 8, 2021 (“Amendment No. 15”), Amendment No. 16, dated September 20, 2021 (“Amendment No. 16”), Amendment No. 17, dated October 8, 2021, Amendment No. 18, dated January 10, 2022 (“Amendment No. 18”) and Amendment No. 19, dated May 9, 2023 (“Amendment No. 19” and the Initial Statement, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18 and Amendment No. 19, the “Schedule 13D Filing”). The address of the principal executive office of the Issuer is 17950 Preston Road, Suite 600, Dallas, Texas 75252.
Except as otherwise described herein, the information contained in the Schedule 13D Filing remains in effect. Capitalized terms used but not defined in this Amendment No. 20 shall have the respective meanings set forth with respect thereto in the Schedule 13D Filing.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D Filing is hereby amended and restated by adding the following immediately after the last paragraph thereof:
From May 10, 2023 through and including May 19, 2023, CIM CMCT MLP, LLC (“CIM CMCT MLP”) acquired 83,767 Common Shares at an aggregate purchase price of $400,335.46, and intends to acquire further Common Shares, through secondary market transactions or otherwise, based on a belief that, among other things, the Common Shares are presently undervalued. Such acquisitions have been and are expected to be funded by working capital of CIM CMCT MLP and/or contributions from its parent and affiliates. Further acquisitions of Common Shares by CIM CMCT MLP are subject to market and industry conditions, the market price of the Common Shares and other factors as may be considered from time to time by CIM CMCT MLP.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D Filing is hereby amended and restated in its entirety as follows:
The supplementary information set forth in Item 3 of this Amendment No. 20 is incorporated by reference in its entirety into this Item 4.
The Reporting Persons acquired their Common Shares for investment purposes. As permitted by law, the Reporting Persons, individually or in the aggregate, may acquire or cause to be acquired additional Common Shares, shares of Series A1 Preferred Stock or related securities or may dispose of all or a portion of the Common Shares, shares of Series A1 Preferred Stock or related securities that they now beneficially own or may hereafter acquire in open market or privately negotiated transactions or otherwise, including to and/or from CIM Group and its affiliates.
Except as set forth in this Schedule 13D, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, Messrs. Ressler, Shemesh and Kuba are members of the board of directors of the Issuer and, as such, may, from time to time, be involved in discussions that relate to one or more of such matters. Each of Messrs. Ressler, Shemesh and Kuba disclaims any obligation to report on any plan or proposal with respect to any of such matters that develops or occurs as a result of his role as a director of the Issuer and participation in decisions regarding the Issuer’s actions.

Item 5. Interest in Securities of the Issuer
Items 5(a), (b) and (c) of the Schedule 13D Filing are hereby amended and restated in their entirety as follows:
(a) CIM CMCT MLP directly owns 9,109,945 Common Shares, or approximately 40.1% of the outstanding Common Shares. CIM Urban Sponsor, LLC (“CIM Urban Sponsor”) directly owns 473,033 Common Shares, or approximately 2.1% of the outstanding Common Shares. CIM Real Assets & Credit Fund (“CIM RACR”) directly owns 388,344 Common Shares, or approximately 1.7% of the outstanding Common Shares.
Messrs. Ressler, Shemesh and Kuba may be deemed to indirectly beneficially own the 9,971,322 Common Shares beneficially owned by CIM CMCT MLP, CIM Urban Sponsor and CIM RACR described above (collectively, the “Affiliate Shares”) as a result of their status as control persons of CIM Group, as described in Item 2 of the Schedule 13D Filing.
In addition to the Affiliate Shares, Mr. Ressler is the indirect beneficial owner of 122,628 Common Shares through the holdings of a subsidiary of a trust formed by Mr. Ressler for the benefit of his family members for which he serves as trustee. As a result, Mr. Ressler may be deemed to beneficially own 10,093,950 Common Shares, representing approximately 44.4% of the outstanding Common Shares.
In addition to the Affiliate Shares, Mr. Shemesh is the indirect beneficial owner of 45,420 Common Shares through the holdings of The Shemesh Family Trust, of which he was the grantor. As a result, Mr. Shemesh may be deemed to beneficially own 10,016,742 Common Shares, representing approximately 44.1% of the outstanding Common Shares.
In addition to the Affiliate Shares, Mr. Kuba is the indirect beneficial owner of 45,420 Common Shares through the holdings of The Kuba Family Trust, of which he was the grantor. As a result, Mr. Kuba may be deemed to beneficially own 10,016,742 Common Shares, representing approximately 44.1% of the outstanding Common Shares.
Each of the Reporting Persons disclaims beneficial ownership of the reported Common Shares except to the extent of his or its pecuniary interest therein, and the inclusion of such shares in this Amendment No. 20 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.
The information set forth in this Amendment No. 20 sets forth the beneficial ownership of the Reporting Persons as of May 19, 2023, and assumes there are 22,737,853 Common Shares outstanding as of such date, based on the number of Common Shares outstanding as of May 1, 2023 as reported by the Issuer in its Form 10‑Q filed with the Securities and Exchange Commission on May 5, 2023.
(b) Mr. Ressler has the sole power to vote and dispose of 122,628 Common Shares and the shared power to vote and dispose of 9,971,322 Common Shares. Messrs. Shemesh and Kuba each have the shared power to vote and dispose of 10,016,742 Common Shares. CIM CMCT MLP has the sole power to vote and dispose of 9,109,945 Common Shares. CIM Urban Sponsor has the sole power to vote and dispose of 473,033 Common Shares. CIM RACR has the sole power to vote and dispose of 388,344 Common Shares.
(c) From May 10, 2023 to May 19, 2023, CIM CMCT MLP purchased Common Shares in open market transactions as follows:

Date	Price per Common Share (1)	Number of Shares
May 10, 2023	$4.4169	18,600
May 11, 2023	$4.7473	13,600
May 12, 2023	$4.7114	11,705
May 15, 2023	$4.9608	9,264
May 16, 2023	$5.0354	8,970
May 17, 2023	$4.9521	17,706
May 18, 2023	$5.0017	2,178
May 19, 2023	$5.0292	1,744
(1) The price reported reflects the weighted average price, rounded to the nearest cent, of Common Shares purchased in the open market in multiple transactions at prices ranging from the following (all ranges inclusive): (i) May 10, 2023, $4.34 to $4.51 per share, (ii) May 11, 2023, $4.70 to $4.77 per share, (iii) May 12, 2023, $4.61 to $4.80 per share, (iv) May 15, 2023, $4.81 to $5.01 per share, (v) May 16, 2023, $4.99 to $5.14 per share, (vi) May 17, 2023, $4.85 to $5.01 per share, (vii) May 18, 2023, $4.98 to $5.05 per share and (viii) May 19, 2023, $5.01 to $5.05 per share, The Reporting Persons undertake to provide upon request to the SEC staff full information regarding the purchase prices of the Common Shares acquired.
Except as set forth herein, the Reporting Persons have not effected any transactions in Common Shares since the most recent filing on Schedule 13D.
__________________________________________

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2023

/s/ Richard Ressler
Richard Ressler

/s/ Avraham Shemesh
Avraham Shemesh

/s/ Shaul Kuba
Shaul Kuba

CIM URBAN SPONSOR, LLC

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President and Chief Financial Officer

CIM REAL ASSETS & CREDIT FUND

By:	/s/ David Thompson
Name:	David Thompson
Title:	Chief Executive Officer

CIM CMCT MLP, LLC

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President